UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Audit Committee

On July 16, 2011, Mr. John Clough, Chairman of the board of directors (the “Board”) of CDC Software Corporation (the “Company”) was appointed Interim Chief Executive Officer of the Company.

In connection with Mr. Clough’s appointment as Interim CEO, the Board has, effective August 3, 2011, made the following changes to the Audit Committee of the Board (the “Audit Committee”): (i) Mr. John Clough has resigned from the Audit Committee; (ii) Mr. Frank Au, a current member of the Audit Committee, was named Chairman of the Audit Committee; and (iii) Mr. Lee Lam was appointed to serve on the Audit Committee, replacing Mr. Clough.

Counsel to Special Committee

As disclosed in the Company’s Form 6-K dated July 15, 2011, in response to a motion filed by Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd., on July 13, 2011, CDC Corporation, the parent of the Company, received a written order of the Court relating to the June 28, 2011 hearing on CDC Corporation’s motion to reargue prior sanctions (the “July 13th Order”). At a meeting held on July 15, 2011, the Board formed a special committee comprised in majority of the independent members of the boards of directors of the Company and CDC Corporation, to investigate the matters related to the July 13th Order (the “Special Committee”). The Special Committee has engaged the law firm of Paul Hastings LLP to serve as independent legal counsel to the Special Committee in connection with the July 13th Order and related matters.

Board of Directors and Officers

Effective May 31, 2011, Mr. Chung Kiu Wong has resigned from the Board. Mr. Wong has confirmed that his resignation from the Board was not related to any disagreement with the Board or management of the Company. Mr. Wong continues to serve as Chief Executive Officer of CDC Global Services, a business unit of CDC Corporation.

Mr. Alan MacLamroc has resigned from his position as Chief Product and Technology Officer of the Company, effective July 19, 2011.

Sunshine Mills, Inc. v. Ross Systems, Inc.

In connection with its ongoing litigation with Sunshine Mills, Inc. (the “Sunshine Matter”), on April 27, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, filed a motion under Rule 2 of the Alabama Rules of Appellate Procedure with the Alabama Supreme Court (the “Supreme Court”) seeking relief from the requirement under Alabama law that, in order to stay execution on the $61.4 million judgment against it, Ross post a supersedeas bond in the amount of 125 percent of the judgment amount and requesting that the Supreme Court reduce the amount of the bond to an amount significantly less than the statutory bond requirement of approximately $76.0 million.

On June 22, 2011, the Supreme Court remanded the case to the Franklin County Circuit Court (the “Circuit Court”) to determine the maximum amount of the appellate bond to be required of Ross based upon its net worth and available insurance coverage. The Circuit Court conducted an evidentiary hearing pursuant to the Supreme Court’s direction on August 1, 2011. On August 2, 2011, the Circuit Court entered an order (the “August 2 Order”) setting Ross’s appellate bond in the amount of $31.0 million.

Although the appellate bond amount specified by the Circuit Court represents a reduction of nearly $46.0 million from the amount generally required under Alabama law, Ross believes that the Order is not supported by the evidence and sets forth an incorrect formulation of the legal standards applicable to determining the maximum bond that Ross can obtain. Ross intends to pursue all appropriate procedural steps in order to seek review of the August 2 Order by the Supreme Court.

There can be no assurance that Ross will be successful in reducing the amount of the appellate bond required under the August 2 Order.

        This Form 6-K contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to Ross’s beliefs regarding the Sunshine Matter, the appropriate amount of the supersedeas bond necessary to stay execution of Sunshine Mills’ judgment against Ross and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, many of which are outside of our control, including the risk that Ross will not prevail in its future efforts with respect to the Sunshine Matter, including its efforts to reverse or reduce the jury’s award; the risk of any potential impact the verdict in this case may have on other disputes we and our affiliates now or may in the future have; the potential impact of the Sunshine Matter on Ross’s business and customers, or ours; and the risk of being unable to obtain a bond in a sufficient amount upon terms acceptable to Ross. Further information on risks or other factors that could cause results to differ is detailed in CDC Software Corporation’s filings or submissions with the United States Securities and Exchange Commission. All forward-looking statements included herein are based upon information available as of the date hereof, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date hereof. We do not assume any obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Exhibit	Description

99.1	Press release dated July 26, 2011 One of the World’s Leading Global Beauty Companies Selects CDC Software’s CDC Factory Solution to Help Improve Operational Excellence

99.2	Press release dated August 2, 2011 CDC Software Adds Social Media and Mobile Membership Applications to its Not-For-Profit Enterprise Solution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: August 8, 2011	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 26, 2011 One of the World’s Leading Global Beauty Companies Selects CDC Software’s CDC Factory Solution to Help Improve Operational Excellence

99.2	Press release dated August 2, 2011 CDC Software Adds Social Media and Mobile Membership Applications to its Not-For-Profit Enterprise Solution